Filed Pursuant to Rule 433
Registration No.: 333-134553

FX Basket-Linked Note

Preliminary Terms and Conditions

“100% Principal Protected Revaluation Basket”	August 12, 2008

Contact:+ 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in the United Arab Emirates dirham (AED), Saudi riyal (SAR), Chinese renminbi (CNY), Hong Kong dollar (HKD), and Russian ruble (RUB) (collectively, the Reference Currencies) relative to the U.S. dollar (USD). If, as of the Valuation Date, the Basket Return is greater than zero (that is, if the Reference Currencies have in aggregate appreciated relative to the USD on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of [160%-180%] (the Participation Rate) and the Basket Return. If the Basket Return on the Valuation Date is less than or equal to zero (that is, if the Reference Currencies have in aggregate depreciated or not appreciated relative to the USD on the Valuation Date), then the investor will receive at maturity only the principal amount of the notes, with no additional return. The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc.
Ratings	(A2, A, A+)(1)
Issue Size	USD [TBD]
Issue Price	100%
Principal Protection	100% at the Maturity Date
Trade Date	[TBD]
Issue Date	Trade Date+ [3] Business Days
Valuation Date

Maturity Date – [3] Valuation Business Days, or if such date is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

(1)          Lehman Brothers Holdings Inc. is rated A2 by Moody’s, A by Standard & Poor’s and A+ by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Maturity Date	Issue Date+ [1 year and one day], or if such date is not a Business Day, the immediately following Business Day.
Reference Currencies	United Arab Emirates dirham (AED), Saudi riyal (SAR), Chinese renminbi (CNY), Hong Kong dollar (HKD), and Russian ruble (RUB)
Reference Exchange Rates	For each Reference Currency, the spot exchange rate for that Reference Currency quoted against the U.S. dollar expressed as number of units of the Reference Currency per one USD.
Participation Rate	[160%-180%] (the actual Participate Rate will be determined on the Trade Date)
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:
	Participation Rate × Basket Return	If the Basket Return is greater than zero
	$0.00	If the Basket Return is equal to or less than zero
Weighted Currency Returns	For each Reference Currency:
	Weighting × {	Initial Reference Currency Rate – Settlement Rate	}
Initial Reference Currency Rate
Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
	Reference Currency	Weighting	Initial Reference Currency Rate
	AED	20%	TBD
	SAR	20%	TBD
	CNY	20%	TBD
	HKD	20%	TBD
	RUB	20%	TBD

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the applicable Settlement Rate Option.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).
Settlement Rate Option:	For each Reference Currency as set forth below:
	Reference Currency	Settlement Rate Option
AED

The AED/USD spot exchange rate, expressed as the amount of AED per one USD, as published by the WM Company and appearing immediately under the caption ‘‘Bid/Ask’’ on Reuters page USDAEDFIXM=WM at approximately 4:00 p.m., London time, on the relevant date.

SAR

The SAR/USD spot exchange rate, expressed as the amount of SAR per one USD, as published by the WM Company and appearing immediately under the caption ‘‘Bid/Ask’’ on Reuters page USDSARFIXM=WM at approximately 4:00 p.m., London time, on the relevant date.
CNY

The CNY/USD official fixing rate, expressed as the amount of CNY per one USD, for settlement in two Beijing and New York business days reported by The State Administration of Foreign Exchange of the People’s Republic of China, Beijing, which appears on the Reuters Screen SAEC Page opposite the symbol ‘‘USDCNY=‘‘ at approximately 5:00 p.m., Beijing time, on the relevant date.

HKD

The HKD/USD spot exchange rate, expressed as the amount of HKD per one USD, as published by the WM Company and appearing immediately under the caption ‘‘Bid/Ask’’ on Reuters page USDHKDFIXM=WM* at approximately 4:00 p.m., London time, on the relevant date.

RUB

The RUB/USD reference rate, expressed as the amount of RUB per one USD, for settlement in two Moscow and New York business days which appears on the Reuters page EMTA at approximately 1:30 p.m., Moscow time, or as soon thereafter as practicable, on the relevant date.

Valuation Business Day

A day that is a business day (including for dealings in foreign exchange in accordance with the market practice of the foreign exchange market) in the city or jurisdiction for each Reference Currency, as identified in the table below:

	Reference Currency	City/Jurisdiction
	AED	London
	SAR	London
	CNY	Beijing
	HKD	London
	RUB	Moscow
Business Day	New York
Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:
• for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•                  for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with the Fallback Rate Observation Methodology (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction or (y) the conversion of AED, SAR, and HKD, into USD through customary legal channels;

(B) the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)        the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US5252M0GZ47 CUSIP: 5252M0GZ4
Settlement System	DTC
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public(1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$[6.00]	$[994.00]
Total

(1)          The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)          Lehman Brothers Inc. will receive commissions of up to $6.00 per $1,000 principal amount, or of up to 0.60%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [    ]%, compounded semi-annually. You can obtain the projected payment schedule by submitting a written request to Lehman Brothers Holdings Inc. at the following address:

Lehman Brothers

70 Hudson Street

Attn:  OID Inquiry 10th Floor

Jersey City, NJ 07302-4585

201-499-9978

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending August 7, 2005 through the week ending August 10, 2008 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates presented in the following charts are expressed as the amount of USD per one unit of Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency relative to the USD (and are the inverse of the spot exchange rates used to calculate the Basket Return, which are expressed as the number of units of Reference Currency per one USD).  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following charts show the hypothetical Basket Return at the end of each week in the period from the week ending August 7, 2005 the week ending August 10, 2008, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return, for purposes of the graph below, was indexed to a level of 0.0 on August 10, 2008 based upon the Reference Exchange Rates determined on that day.  Under the terms of the notes and for purposes of calculating the Redemption Amount, the Basket Return will be indexed to 0.0 on the Trade Date based on the Initial Reference Currency Rates.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on the hypothetical values for the Participation of 170% and the Initial Reference Currency Rates (each of which will be determined on the Trade Date), as well as for the Settlement Rates (which will be determined on the Valuation Date) and the resulting Basket Return.

The Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: AED, SAR, CNY, HKD, and RUB each appreciate relative to their respective Initial Reference Currency Rates, resulting in a Basket Return of 0.0820 (8.20%).  Because the Basket Return is greater than zero, the Additional Amount is equal to 13.94% ($139.40 per $1,000 note), and the Redemption Amount is equal to 113.94%, times the principal amount of the notes.

Because the Basket Return is 0.0820, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,139.40 per $1,000 note (reflecting an Additional Amount of $139.40 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 × 170% × 0.0820) = $1,139.40

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Reference	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
AED	3.6729	20%	3.4158	0.0140
SAR	3.7500	20%	3.4500	0.0160
CNY	6.8664	20%	6.1111	0.0220
HKD	7.8081	20%	7.3396	0.0120
RUB	24.2780	20%	22.0930	0.0180
	Basket Return = Sum of Weighted Currency Returns =			0.0820

Example 2: AED, SAR, CNY, HKD, and RUB each depreciate relative to their respective Initial Reference Currency Rates, resulting in a Basket Return of –0.0562 (–5.62%).  Because the Basket Return is less than zero, the Additional Amount is equal to 0.00% ($0.00 per $1,000 note), and the Redemption Amount is equal to 100.00%, times the principal amount of the notes.

Because the Basket Return is –0.0562, which is less than zero, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0.00 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Reference	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
AED	3.6729	20%	3.8272	–0.0084
SAR	3.7500	20%	3.8288	–0.0042
CNY	6.8664	20%	7.2509	–0.0112
HKD	7.8081	20%	8.4249	–0.0158
RUB	24.2780	20%	26.2931	–0.0166
	Basket Return = Sum of Weighted Currency Returns =			–0.0562

Example 3: AED and SAR each appreciate relative to their respective Initial Reference Currency Rates while CNY, HKD, and RUB each depreciate relative to their respective Initial Reference Currency Rates, resulting in a Basket Return of 0.0150 (1.50%).  Because the Basket Return is greater than zero, the Additional Amount is equal to 2.55% ($25.50 per $1,000 note), and the Redemption Amount is equal to 102.55%, times the principal amount of the notes.

Because the Basket Return is 0.0150, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,025.50 per $1,000 note (reflecting an Additional Amount of $25.50 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 × 170% × 0.0150) = $1,025.50

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Reference	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
AED	3.6729	20%	3.2983	0.0204
SAR	3.7500	20%	3.4350	0.0168
CNY	6.8664	20%	7.0312	–0.0048
HKD	7.8081	20%	8.0970	–0.0074
RUB	24.2780	20%	25.4919	–0.0100
	Basket Return = Sum of Weighted Currency Returns =			0.0150

Example 4: AED, CNY, and RUB each depreciate relative to their respective Initial Reference Currency Rates while SAR and HKD each appreciate relative to their respective Initial Reference Currency Rates, resulting in a Basket Return of –0.0272
(–2.72%).  Because the Basket Return is less than zero, the Additional Amount is equal to 0.00% ($0.00 per $1,000 note), and the Redemption Amount is equal to 100.00%, times the principal amount of the notes.

Because the Basket Return is –0.0272, which is less than zero, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0.00 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Reference	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
AED	3.6729	20%	4.1981	–0.0286
SAR	3.7500	20%	3.6300	0.0064
CNY	6.8664	20%	7.9170	–0.0306
HKD	7.8081	20%	6.5744	0.0316
RUB	24.2780	20%	25.0063	–0.0060
	Basket Return = Sum of Weighted Currency Returns =			–0.0272